UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 5 July 2022, London UK

GSK to disclose discontinued operations from Q2 2022

GSK plc (LSE/NYSE: GSK) will as a consequence of its proposed demerger of the Consumer Healthcare business on 18 July 2022 disclose its Q2 2022 results on 27 July 2022 in accordance with the requirements of IFRS 5 - 'Non-current Assets Held for Sale and Discontinued Operations'. GSK has now satisfied the formal criteria for treating Consumer Healthcare as a 'Discontinued operation' effective from 30 June 2022, accordingly it will no longer present the Consumer Healthcare business within 'Continuing operations' and will also disclose the assets and liabilities of the Consumer Healthcare business as assets and liabilities held for sale/distribution. The GSK Group ('Group') will continue to consolidate the business for reporting purposes until the demerger of the Consumer Healthcare business has completed. Details of the demerger are included in the published Prospectus and Circular for the proposed demerger of the Consumer Healthcare business to form Haleon plc ('Haleon').

Requirements of IFRS 5 - 'Non-current Assets Held for Sale and Discontinued Operations'

GSK has satisfied the requirements under IFRS 5 to treat the Consumer Healthcare business as a 'disposal group' effective from 30 June 2022, as it is expected that the carrying amount of the disposal group will be recovered principally through disposal and a distribution, it is available for distribution in its present condition (subject only to the steps to be completed that are usual and customary for the demerger of a business) and it is considered highly probable (the expected date of the demerger being 18 July 2022).

As a consequence of meeting these formal criteria, the Consumer Healthcare business will no longer be presented as 'Continuing operations', which will result in the following changes to the presentation of the Q2 2022 results on 27 July 2022:

●     Turnover, cost of sales, SG&A expenses, research and development expenses, royalty income, other income and expenses, operating profit, profit before taxation, profit after taxation from continuing operations and Adjusted[1] results of the Group will be presented on the basis of the 'Continuing operations' of the Group, with the component of the post-tax Group results attributable to 'Discontinued operations' presented as a single line item in the Income Statement. The Total post-tax results of the Group will include 'Continuing' and 'Discontinued operations'.

●     The earnings per share of the Group will be presented separately between the earnings per share attributable to 'Continuing operations' and earnings per share attributable to 'Discontinued operations'. Adjusted earnings per share will only be presented for 'Continuing operations'. Earnings per share for Q2 2022 and for prior periods will be adjusted to reflect the impact of the GSK share consolidation expected to take place following the demerger but prior to the Q2 results announcement on 27 July 2022. The earnings per share figures presented below are based on the current pre-consolidation GSK share capital structure.

●     Comparative income statement information will be re-presented on a consistent basis;

●     GSK will no longer present a Consumer Healthcare segment and those items previously reported within the Consumer Healthcare segment that do not form part of the 'Discontinued operations' of the Group will be shown as part of 'Continuing operations' and reported within either the Commercial Operations segment or Corporate and unallocated costs, as appropriate;

●     Disclosure of the Total turnover, expenses, pre-tax profit and tax expense of the 'Discontinued operations' will be reported as an additional disclosure on a Total basis only;

●     The respective totals of the net cash inflow from operations, the net cash inflow from operating activities, the net cash flow from investing activities and the net cash flow from financing activities will be shown split between 'Continuing operations' and 'Discontinued operations'. Free cash flow[2] will be presented only for 'Continuing operations';

●     The assets and liabilities of the Consumer Healthcare 'disposal group' will be presented on the face of the Group balance sheet as assets held for sale/distribution and liabilities held for sale/ distribution respectively as current assets and liabilities. Analysis of the main categories of assets and liabilities reported as assets and liabilities held for sale/distribution will be presented as a note to the financial statements.

Impact of the application of the requirements of IFRS 5

The application of the requirements of IFRS 5 has no impact on the total post-tax results of the Group in the presentation of the restated historical information. However, as a result of the reclassification of the assets and liabilities of the Consumer Healthcare business (the 'disposal group') to assets and liabilities held for sale/ distribution with effect from 30 June 2022, they are held at the lower of carrying amount and fair value less costs to distribute and from that point onwards, depreciation and amortisation ceases on those tangible and intangible assets reclassified as part of the assets held for sale/distribution.

The application of IFRS 5 also has no impact on the total reported cash flows of the Group, although under the requirements of IFRS 5, the total for each category of the reported cash flows of the Group (net cash inflow from operations, cash flow from operating activities, cash flow from investing activities and cash flow from financing activities) should be presented split between 'Continuing' and 'Discontinued operations'.

As a result of the presentational changes, cash generated from operations for the full year 2021 was £7,249 million for 'Continuing operations' (Q1 2021: £406 million; Q1 2022: £2,353 million) and cash generated from operations was £1,994 million for 'Discontinued operations' (Q1 2021: £80 million; Q1 2022: £402 million).

Net cash inflow from continuing operating activities for the full year 2021 was £6,277 million (Q1 2021: £316 million; Q1 2022: £2,207 million) and net operating cash flows attributable to discontinued activities was £1,675 million (Q1 2021: £15 million; Q1 2022: £335 million).

Net increase/(decrease) in cash and bank overdrafts from 'Continuing operations' for the full year 2021 was £(2,505) million (Q1 2021: £(900) million; Q1 2022: £283 million) and net increase/(decrease) in cash and bank overdrafts attributable to 'Discontinued operations' was £1,091 million (Q1 2021: £(193) million; Q1 2022: £6,639 million).

Impact on the Group's reportable segments

The Group presents its segmental results based on the Adjusted results of the Group from 'Continuing operations' and will therefore exclude the Consumer Healthcare business from Q2 2022. As a result, the Group will no longer report a Consumer Healthcare segment. The Group will continue to report the results of the Commercial Operations segment and the Research and Development segment.

As a result of reporting the results of the continuing operations of GSK and no longer reporting the Consumer Healthcare segment, the results of the Commercial Operations segment and those costs shown under Corporate and unallocated costs for prior periods have been revised. This reflects the following principal changes:

●     Certain revenues and costs reported within the Consumer Healthcare segment will be split between the 'Continuing operations' and 'Discontinued operations' of the Group income statement, primarily reflecting contract manufacturing that will continue to be performed by GSK on behalf of the Haleon group after the demerger. The value of the sales and related costs that will be included in the 'Continuing operations' of the Group will be reported as part of the Commercial Operations segment;

●     The Consumer Healthcare segment included some markets that were not within the perimeter of the Consumer Healthcare joint venture with Pfizer and will not be part of the Consumer Healthcare business to be demerged. These will be reported as part of the Commercial Operations segment.

●     Corporate costs that were allocated to the Consumer Healthcare segment and will continue to be incurred by GSK after the demerger. These costs will be reported within the Corporate and unallocated costs as 'Continuing operations'. Corporate costs incurred by GSK in prior periods on behalf of Consumer Healthcare that have been transferred to Haleon group companies ahead of the demerger will be reported as part of 'Discontinued operations'.

The impact of these 'Continuing operations' sales and costs previously reported in the Consumer Healthcare segment and that do not form part of the 'Discontinued operations' do not materially change the reported performance of the Commercial Operations segment.

The tables below set out the revised format for reporting the income statement under the requirements of IFRS 5 that will be applied from the Q2 2022 results, as applied to the Q1 2021, Q2 2021, Q3 2021, Q4 2021 and full year 2021 and the Q1 2022 results.

An Microsoft Excel version of this data is available on www.gsk.com.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.
GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2021 and 2020 has been derived from the full Group accounts published in the Annual Report 2021.

Results by quarter for 2021, full year 2021 and Q1 2022 results presented under IFRS 5

Total Results

	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m	Q1 2022 £m

Continuing Operations
Turnover	5,155	5,838	6,627	7,076	24,696	7,190

Cost of sales	(1,654)	(1,708)	(2,016)	(2,785)	(8,163)	(2,717)

Gross profit	3,501	4,130	4,611	4,291	16,533	4,473

Selling, general and administration	(1,509)	(1,689)	(1,679)	(2,193)	(7,070)	(1,812)
Research and development	(1,060)	(1,167)	(1,416)	(1,376)	(5,019)	(1,103)
Royalty income	88	77	115	137	417	138
Other operating income / (expense)	190	(76)	(251)	(368)	(505)	592

Operating profit	1,210	1,275	1,380	491	4,356	2,288

Finance income	6	4	3	1	14	8
Finance costs	(198)	(189)	(195)	(187)	(769)	(205)
Loss on disposal of interests in associates	-	(36)	-	-	(36)	-
Share of after tax profits of associates and joint ventures	16	16	3	(2)	33	(1)

Profit before taxation	1,034	1,070	1,191	303	3,598	2,090

Taxation	(155)	201	(246)	117	(83)	(327)
Tax rate %	15.0%	(18.8%)	20.7%	(38.6%)	2.3%	15.6%

Profit after tax from continuing operations	879	1,271	945	420	3,515	1,763
Profit after tax from discontinued operations	381	267	423	510	1,581	404

Profit after tax for the period	1,260	1,538	1,368	930	5,096	2,167

Profit (Loss) attributable to non-controlling interests from continuing operations	80	57	69	(6)	200	275
Profit attributable to shareholders from continuing operations	799	1,214	876	426	3,315	1,488
Profit attributable to non-controlling interests from discontinued operations	107	86	131	187	511	90
Profit attributable to shareholders from discontinued operations	274	181	292	323	1,070	314

Total profit attributable to non-controlling interests	187	143	200	181	711	365
Total profit attributable to shareholders	1,073	1,395	1,168	749	4,385	1,802
	1,260	1,538	1,368	930	5,096	2,167
Earnings per share from continuing operations	16.0p	24.3p	17.6p	8.4p	66.3p	29.7p
Earnings per share from discontinued operations	5.5p	3.6p	5.7p	6.6p	21.3p	6.2p

Total earnings per share[3]	21.5p	27.9p	23.3p	15.0p	87.6p	35.9p

Reconciliation of Total Results from Continuing operations to Adjusted Results from Continuing operations
	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m	Q1 2022 £m

Total Operating profit from continuing operations	1,210	1,275	1,380	491	4,356	2,288

Intangible amortisation	191	186	190	194	761	186
Intangible impairment	13	7	264	62	346	(16)
Major restructuring	66	102	97	159	424	51
Transaction related	116	130	290	604	1,140	347
Divestments, significant legal and other items	(271)	(59)	(12)	(193)	(535)	(912)

Adjusted Operating profit from continuing operations	1,325	1,641	2,209	1,317	6,492	1,944

Total Earnings per share from continuing operations3	16.0p	24.3p	17.6p	8.4p	66.3p	29.7p

Intangible amortisation	3.1p	3.0p	3.1p	3.0p	12.2p	3.0p
Intangible impairment	0.2p	0.1p	4.0p	1.0p	5.3p	(0.2)p
Major restructuring	1.1p	1.6p	1.5p	2.7p	6.9p	0.8p
Transaction related	1.1p	1.1p	4.0p	8.2p	14.4p	8.1p
Divestments, significant legal and other items	(4.5)p	(7.5)p	(0.3)p	(4.5)p	(16.8)p	(15.5)p

Adjusted Earnings per share from continuing operations3	16.9p	22.6p	29.9p	18.8p	88.3p	25.8p

Adjusted result from continuing operations Adjusted results are from continuing operations and exclude the Consumer Healthcare business.
	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m	Q1 2022 £m

Turnover	5,155	5,838	6,627	7,076	24,696	7,190

Cost of sales	(1,435)	(1,522)	(1,797)	(2,592)	(7,346)	(2,527)
Selling, general and administration	(1,462)	(1,646)	(1,623)	(2,018)	(6,749)	(1,769)
Research and development	(1,021)	(1,107)	(1,112)	(1,285)	(4,525)	(1,088)
Royalty income	88	78	114	136	416	138

Adjusted Operating profit	1,325	1,641	2,209	1,317	6,492	1,944

Net finance cost	(190)	(185)	(190)	(186)	(751)	(197)
Share of after tax profits of associates and joint ventures	16	16	3	(2)	33	(1)

Adjusted profit before taxation	1,151	1,472	2,022	1,129	5,774	1,746

Taxation	(195)	(244)	(402)	(77)	(918)	(291)
Tax rate %	16.9%	16.6%	19.9%	6.8%	15.9%	16.7%

Adjusted profit after taxation	956	1,228	1,620	1,052	4,856	1,455

Adjusted profit attributable to non-controlling interests	112	99	121	109	441	161
Adjusted profit attributable to shareholders	844	1,129	1,499	943	4,415	1,294

Adjusted earnings per share3	16.9p	22.6p	29.9p	18.8p	88.2p	25.8p

Impact of Covid solutions[4]	(0.2)p	3.8p	1.5p	3.8p	8.8p	3.2p

Operating profit by segment (continuing operations)

Operating profits by segment are from continuing operations and exclude the Consumer Healthcare business.
	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m	Q1 2022 £m

Commercial Operations	2,446	2,872	3,461	2,703	11,482	3,120
Research and Development	(1,030)	(1,118)	(1,139)	(1,281)	(4,568)	(1,095)

Segment profit	1,416	1,754	2,322	1,422	6,914	2,025

Corporate & other unallocated costs	(91)	(113)	(113)	(105)	(422)	(81)

Adjusted operating profit	1,325	1,641	2,209	1,317	6,492	1,944

Impact of Covid solutions	(12)	233	97	214	532	194

Commercial operations turnover

	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m	Q1 2022 £m

Specialty	1,575	1,879	2,019	2,778	8,251	3,135

Vaccines	1,224	1,571	2,174	1,809	6,778	1,669

Respiratory	1,492	1,514	1,492	1,550	6,048	1,535
Other General Medicines	864	874	942	939	3,619	851

General Medicines	2,356	2,388	2,434	2,489	9,667	2,386

Total Commercial Operations	5,155	5,838	6,627	7,076	24,696	7,190

US	2,218	2,782	3,390	3,524	11,914	3,586
Europe	1,257	1,260	1,333	1,520	5,370	1,660
International	1,680	1,796	1,904	2,032	7,412	1,944

Total Commercial Operations	5,155	5,838	6,627	7,076	24,696	7,190

Impact of Covid solutions	-	276	209	920	1,405	1,307

[1] Total and Adjusted Results - Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results exclude the profits from discontinued operations from the Consumer Healthcare business and the items defined on page 20 of the Q1 2022 results announcement in relation to our continuing operations. The Q1 2022 results announcement is available at www.gsk.com

[2] Free cash flow - Free cash flow is a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Free cash flow is defined on page 42 of the Q1 2022 results announcement. The Q1 2022 results announcement is available at www.gsk.com
[3] Earnings per share for Q2 2022 and for prior periods will be adjusted to reflect the impact of the GSK share consolidation expected to take place following the demerger (the earnings per share figures presented are based on the current pre-consolidation GSK share capital structure).
[4] COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 05, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc